SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

     REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2005

PCCW Limited
(Translation of Registrant’s Name Into English)

39th Floor, PCCW Tower
TaiKoo Place, 979 King’s Road
Quarry Bay, Hong Kong
(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F ☒     Form 40-F ☐

      (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes ☐        No ☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.)

PCCW LIMITED

INDEX TO EXHIBITS

Item

1.	Announcement dated May 23, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PCCW LIMITED

Dated: May 27, 2005	By: (Sd.) Hubert Chak

Name: Hubert Chak
Title: Company Secretary

Item 1

PCCW Limited

(Incorporated in Hong Kong with limited liability)
(Stock Code: 0008)

VOTING RESULTS AT THE ANNUAL GENERAL MEETING
HELD ON MAY 23, 2005

At the annual general meeting (“AGM”) of PCCW Limited (the “Company”) held on May 23, 2005, poll voting was demanded by the Chairman of the AGM for voting on the proposed resolutions as set out in the notice of AGM dated April 22, 2005. The Company’s share registrars, Computershare Hong Kong Investor Services Limited, was appointed as the scrutineer at the AGM for the purpose of vote-taking. All resolutions were approved by shareholders of the Company and the poll results are as follows:

	Resolutions	Number of Votes (%)
		For	Against
1.	To receive and adopt the Audited Financial Statements of the Company and the Reports of the Directors and the Auditors for the year ended December 31, 2004	3,421,691,693 (99.9955%)	153,861 (0.0045%)
2.	To declare a final dividend of 9.6 HK cents for the year ended December 31, 2004	3,493,088,580 (99.9951%)	171,931 (0.0049%)
3(a).	To re-elect Mr Zhang Chunjiang as Director	3,464,022,654 (99.9544%)	1,581,545 (0.0456%)
3(b).	To re-elect Dr Tian Suning as Director	3,464,197,708 (99.9545%)	1,576,345 (0.0455%)
3(c).	To re-elect Dr Fan Xingcha as Director	3,464,060,441 (99.9538%)	1,600,945 (0.0462%)
3(d).	To re-elect Mr Yuen Tin Fan, Francis as Director	3,462,849,004 (99.9156%)	2,923,514 (0.0844%)
3(e).	To re-elect Prof Chang Hsin-kang as Director	3,463,991,840 (99.9545%)	1,577,395 (0.0455%)
3(f).	To re-elect Dr Fung Kwok King, Victor as Director	3,464,153,337 (99.9540%)	1,595,795 (0.0460%)
3(g).	To re-elect The Hon Raymond George Hardenbergh Seitz as Director	3,464,020,940 (99.9543%)	1,584,355 (0.0457%)
3(h).	To authorize the Directors to fix the remuneration of Directors	3,453,658,210 (99.9259%)	2,561,919 (0.0741%)
4.	To re-appoint PricewaterhouseCoopers as Auditors and authorize the Directors to fix their remuneration	3,490,921,492 (99.9610%)	1,362,883 (0.0390%)
5.	To approve a general mandate to the Directors to issue additional shares	3,203,832,230 (91.7374%)	288,562,646 (8.2626%)
6.	To approve a general mandate to the Directors to repurchase the Company’s own securities	3,491,855,171 (99.9910%)	314,177 (0.0090%)
7.	To extend the general mandate granted to the Directors pursuant to item 5	3,397,046,239 (97.2779%)	95,058,389 (2.7221%)
8.	To refresh the existing share option scheme of the Company	3,282,585,308 (94.0000%)	209,527,082 (6.0000%)
9.	To approve the new share option scheme of the Company’s subsidiary Pacific Century Premium Developments Limited	3,242,865,400 (93.8275%)	213,333,224 (6.1725%)
10.	To approve the amendments to the Articles of Association of the Company	3,490,426,838 (99.9542%)	1,598,127 (0.0458%)

Resolutions 1 to 9 were passed as ordinary resolutions and Resolution 10 was passed as a special resolution at the AGM.

As at the date of the AGM, the issued share capital of the Company was 6,718,199,159 shares, which was the total number of shares entitling the holders to attend and vote for or against the resolutions at the AGM. There is no restriction on the Company’s shareholders to cast vote on any of the resolutions at the AGM.

By Order of the Board PCCW Limited Hubert Chak Company Secretary

Hong Kong, May 23, 2005

The Directors of the Company as at the date of this announcement are as follows:

Executive Directors:

Li Tzar Kai, Richard (Chairman); So Chak Kwong, Jack (Deputy Chairman and Group Managing Director); Yuen Tin Fan, Francis (Deputy Chairman); Peter Anthony Allen; Alexander Anthony Arena; Chung Cho Yee, Mico; Lee Chi Hong, Robert

Non-Executive Directors:

Sir David Ford, KBE, LVO; Zhang Chunjiang; Dr Tian Suning (Deputy Chairman); Dr Fan Xingcha

Independent Non-Executive Directors:

Prof Chang Hsin-kang; Dr Fung Kwok King, Victor; Dr The Hon Li Kwok Po, David, GBS, JP; Sir Roger Lobo, CBE, LLD, JP; Aman Mehta; The Hon Raymond George Hardenbergh Seitz